SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: September 30, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Offering of Notes
      On September 30, 2010, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing its intent to offer approximately $375.0 million of first priority ship mortgage notes due 2017. On October 6, 2010, Navios Acquisition issued a press release announcing the pricing of $400.0 million aggregate principal amount of 8 5/8% first priority ship mortgage notes due 2017 (the “Notes”). The Notes were offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. The Notes will be secured by first priority ship mortgages on six very large crude carrier vessels aggregating approximately 1.8 million deadweight tons owned by certain subsidiary guarantors. On the issue date of the Notes, each of Navios Acquisition’s direct and indirect subsidiaries is expected to guarantee the Notes. The sale of the Notes is expected to be consummated on October 21, 2010, subject to customary closing conditions. The net proceeds of the offering are intended to be used to repay borrowings under certain of Navios Acquisition’s existing credit facilities. Copies of the press releases are furnished as Exhibits 99.1 and 99.2 to this Report and are incorporated herein by reference.
     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707 and 333-169320.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou

Angeliki Frangou
Chief Executive Officer
Date: October 13, 2010

Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated September 30, 2010

99.2	Press Release dated October 6, 2010